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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             Lamonts Apparel, Inc.
                               (Name of Issuer)


                Class A Common Stock, par value $0.01 per share
               Class A Warrants to purchase Class A Common Stock
               Class B Warrants to purchase Class A Common Stock
                        (Title of Class of Securities)


                                   513628404
                                   513628131
                                   513628149
                                (CUSIP Number)


                             Debbie A. Brownfield
              12413 Willows Road N.E., Kirkland, Washington 98034
                                (425) 814-5700
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                March 10, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box [_].

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                 CUSIP Nos. 513628404, 513628131 and 513628149
--------------------------------------------------------------------------------

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No.             Dallas C. Troutman
     of Above Person
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a                (a)   Not applicable
     Member of a Group*                            (b)   Not applicable
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Source of Funds*                              AF
--------------------------------------------------------------------------------

(5)  Check Box if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                Not applicable
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization          Oregon
--------------------------------------------------------------------------------

                   (7) Sole Voting Power           Class A Common Stock:
                                                   2,925,140 shares; 32.50%

                                                   Class A Warrants:
                                                   1,810,380 warrants; 82.17%

                                                   Class B Warrants:
Number of                                          581,181 warrants; 72.63%
Shares Bene-       -------------------------------------------------------------
ficially
Owned by           (8) Shared Voting Power         -0-
Each Report-       -------------------------------------------------------------
ing Person
With               (9) Sole Dispositive Power      Class A Common Stock:
                                                   2,925,140 shares; 32.50%

                                                   Class A Warrants:
                                                   1,810,380 warrants; 82.17%

                                                   Class B Warrants:
                                                   581,181 warrants; 72.63%
                   -------------------------------------------------------------

                   (10) Shared Dispositive Power   -0-
                   -------------------------------------------------------------

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(11) Aggregate Amount Beneficially                 Class A Common Stock:
     Owned by Each Reporting Person                2,925,140
                                                   Class A Warrants: 1,810,380
                                                   Class B Warrants: 581,181
--------------------------------------------------------------------------------

(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares*                                       Not applicable
--------------------------------------------------------------------------------

(13) Percent of Class Represented                  Class A Common Stock: 32.50%
     by Amount in Row (11)                         Class A Warrants: 82.17%
                                                   Class B Warrants: 72.63%
--------------------------------------------------------------------------------

(14) Type of Reporting Person*                     IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     This Schedule 13D relates to Class A Common Stock, par value $0.01 per share, Class A Warrants to purchase Class A Common Stock and Class B Warrants to purchase Class A Common Stock of Lamonts Apparel, Inc., a Delaware corporation (the Issuer). The Issuer's principal executive offices are located at 12413 Willows Road N.E., Kirkland, Washington 98034.

Item 2.   Identity and Background.

     (a) The name of the person filing this Schedule 13D is Dallas C. Troutman (Mr. Troutman).

     (b) Mr. Troutman's business address is 86776 McVay Highway, Eugene, Oregon 97405.

     (c) Mr. Troutman is the President of Troutman Investment Company (TIC). TIC's principal business is the operation of retail stores selling fashion apparel and home and fashion accessories. The address of TIC's principal office is 86776 McVay Highway, Eugene, Oregon 97405.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Mr. Troutman is a United States citizen.

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Item 3.   Source and Amount of Funds or Other Consideration.

     The total consideration for Mr. Troutman's acquisition of the Issuer's Class A Common Stock, Class A Warrants and Class B Warrants was $1,842,847.20. The purchase price was paid by Mr. Troutman executing and delivering to TIC, the previous owner of the shares and warrants, a Nonrecourse Promissory Note secured by a Stock Pledge Agreement. As pledgee under the Stock Pledge Agreement, TIC is not specifically excluded from beneficial ownership of the shares and warrants by Rule 13d-3(d)(3) because TIC is not a pledgee of securities in the ordinary course of business and is not a person specified in Rule 13d-1(b)(1)(ii). Notwithstanding the lack of specific exclusion from the definition of beneficial owner. TIC has disclaimed beneficial ownership of the shares and warrants transferred to Mr. Troutman.


Item 4.   Purpose of Transaction.

     Mr. Troutman acquired the shares and warrants reported in this Schedule 13Dfrom TIC, of which he is the majority owner, for estate planning purposes.


Item 5.   Interest in Securities of the Issuer.

     (a) Mr. Troutman owns the following securities of the Issuer: (i) 2,925,140 shares of Class A Common Stock, which constitute 32.50% of the outstanding shares; (ii) Class A Warrants to purchase 1,810,380 shares of Class A Common Stock, which constitute 82.17% of the outstanding Class A Warrants; and (iii) Class B Warrants to purchase 581,181 shares of Class A Common Stock, which constitute 72.63% of the outstanding Class B Warrants.

     The Class A Warrants are exercisable, in whole or in part, on the first date on which the Aggregate Equity Trading Value (as defined below) equals or exceeds $20 million. The Class B Warrants are exercisable, in whole or in part, on the first date on which the Aggregate Equity Trading Value equals or exceeds $25 million. "Aggregate Equity Trading Value" means, as of any date, the product of (a) either (i) if the Common Stock is listed on any national securities exchange or quoted on a national quotation system, the average of the daily closing prices of the Common Stock for the five trading days immediately preceding that date, or (ii) if the Common Stock is not so listed or quoted, the fair market value per share of the Common Stock determined in good faith by the Issuer's board of directors as of a date within 30 days of that date, multiplied by (b) the total number of issued and outstanding shares of Common Stock as of that date (assuming, for purposes of determining that number of shares, the exercise in full of all in-the-money options outstanding on that date to purchase shares of Common Stock and the exercise of all Class B Warrants that are exercisable as of that date).

     If all the Class A Warrants and Class B Warrants were exercised, Mr. Troutman would own a total of 5,316,701 shares of Class A Common Stock, or 59.07% of the outstanding shares. Troutman does not expect the warrants to be exercised within the next 60 days.

     (b) Mr. Troutman has sole voting and dispositive power with respect to all 2,925,140 shares of Class A Common Stock, 1,810,380 Class A Warrants and 581,181 Class B Warrants. Mr. Troutman does not share voting or dispositive power with respect to any of the shares or warrants.

     (c) Mr. Troutman acquired the shares and warrants covered by this Schedule 13D on March 10, 1999. The price per share for the Class A Common Stock was $0.6214. The price per warrant for the Class A Warrants and Class B Warrants was $0.01. The acquisition was

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effected pursuant to a Sale Agreement between Mr. Troutman and TIC.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described in Item 3, TIC is pledgee under a Stock Pledge Agreement covering the shares and warrants reported on this Schedule 13D. In the event of default under such agreement, TIC would have the right to transfer such shares into the name of TIC or its designee, which transferee would be entitled to exercise all voting rights represented therein. TIC is expected to assign such pledge to its commercial lender (the Lender); alternatively, Mr. Troutman is expected to grant a second pledge to the Lender, subject to the rights of TIC.


Item 7.   Material to be Filed as Exhibits.

     (1)  Nonrecourse Promissory Note and Stock Pledge Agreement.

     (2)  Not applicable.

     (3)  See Item 7(1).


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 18, 1999



                                       /s/ Dallas C. Troutman
                                       ----------------------
                                       Dallas C. Troutman


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